Filed Pursuant to Rule 253(g)(2)
File No. 024-10716

1st stREIT OFFICE INC.

SUPPLEMENT NO. 3 DATED JUNE 27, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 13, 2017

This document supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”, “we”, “our” or “us”), dated September 13, 2017 and filed by us with the Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Offering Circular”), as previously supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Reduction of ownership limitation.
•	Declaration of dividend.

Reduction of Ownership Limitation

On June 27, 2018, pursuant to 1st stREIT Office Inc.’s (the “Company”) Articles of Incorporation (the “Articles”), the Company’s board of directors (the “Board”) approved an amendment to the Articles to reduce the Aggregate Stock Ownership Limit to 4.11% of the Company’s outstanding Capital Stock and reduced the Common Stock Ownership Limit to 4.11% of outstanding Common Stock. The amendment, which the Board has the authority pursuant to the Articles to approve without stockholder consent, was adopted to ensure the Company’s ongoing compliance with the REIT qualification requirements under the Internal Revenue Code.

Declaration of Dividend

On June 27, 2018, the Board declared a regular quarterly cash dividend of $0.25 per share of common stock for the period from April 1, 2018 to June 30, 2018. The dividend will be payable on July 10, 2018 to stockholders of record as of the close of business on June 25, 2018. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership.

The quarterly cash dividend equates to 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price.